AJNA BioSciences PBC
(a Delaware Public Benefit Corporation)

Unaudited Consolidated Financial Statements

December 31, 2024 and 2023

Consolidated Financial Statements

AJNA BioSciences PBC

Table of Contents

Consolidated Financial Statements

AJNA BioSciences PBC
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023
(Unaudited)

ASSETS	2024		2023	
Current Assets				
Cash and cash equivalents	$	1,927,679	$	984,298
Prepaid expenses		53,456		75,076
Other current assets		51,718		48,257
Total Current Assets		**2,032,853**		**1,107,631**
Property and Equipment				
Equipment		1,550,587		1,150,229
Leasehold improvements		793,180		776,311
Accumulated Depreciation		(1,278,970)		(819,010)
Net Property and Equipment		**1,064,797**		**1,107,530**
Other Assets				
Investment in unconsolidated subsidiary		13,159,208		11,000,000
Right of use assets, net		354,423		75,099
Other assets		16,169		16,184
Total Other Assets		**13,529,800**		**11,091,283**
Total Assets	$	**16,627,450**	$	**13,306,444**

The accompanying footnotes are an integral part of these financial statements.

AJNA BioSciences PBC
CONSOLIDATED BALANCE SHEETS (CONTINUED)
December 31, 2024 and 2023
(Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY	2024	2023
Current Liabilities		
Accounts payable	173,012	$ 73,728
Accrued expenses	132,435	112,065
Accrued interest	83,639	1,037,098
Income tax payable	-	8,851
Deferred revenue	-	207,479
Current portion of lease liability	123,637	110,432
Current portion of convertible notes payable	-	8,070,000
Total Current Liabilities	**512,723**	**9,619,653**
Long-Term Liabilities		
Lease liability	274,455	-
Related party notes payable	715,011	715,011
Deferred tax liabilities	963,548	-
Total Long-Term Liabilities	**1,953,014**	**715,011**
Total Liabilities	**2,465,737**	**10,334,664**
Stockholders' Equity		
Class B Common Stock $0.0001 par value	835	835
Class A Common Stock $0.0001 par value	309	309
Preferred Stock $0.0001 par value	1,143	-
Additional paid-in capital	14,204,978	589,011
Treasury Class A stock, at cost	(8,391)	(8,391)
Accumulated other comprehensive income	(10,567)	57,028
Accumulated deficit	(26,595)	2,332,988
Total Stockholders' Equity	**14,161,712**	**2,971,780**
Total Liabilities and Stockholders' Equity	**$ 16,627,450**	**$ 13,306,444**

The accompanying footnotes are an integral part of these financial statements.

AJNA BioSciences PBC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Revenues		
Income from related party	$ 3,267,479	$ 4,558,657
Cost of income from related party	3,267,479	4,558,657
Gross Profit	-	-
Operating Expenses		
General and administrative	1,103,089	403,333
Research and development	556,076	587,838
Depreciation and amortization	459,961	454,933
Total Operating Expenses	**2,119,126**	**1,446,104**
Other Income		
Gain on joint venture contribution	-	11,000,000
Other income	1,002,733	312,412
Interest expense	(300,478)	(511,835)
Total Other income (expense)	**702,255**	**10,800,577**
Net Income (Loss) before income taxes	**(1,416,871)**	**9,354,473**
Provision for income tax	942,712	38,851
Net Income (Loss) from continuing operations	$ **(2,359,583)**	$ **9,315,622**
Net Income (Loss)	$ **(2,359,583)**	$ **9,315,622**
Other Comprehensive income		
Change in foreign currency translation adjustments	(10,567)	57,028
Total Comprehensive Income (Loss)	$ **(2,370,149)**	$ **9,372,650**

The accompanying footnotes are an integral part of these financial statements.

AJNA BioSciences PBC
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	Preferred Series Seed Stock		Prefered Series Seed-1 Stock		Class B Common Stock		Class A Common Stock		Additional Paid in Capital	Treasury Stock	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Value ($ par)	Shares	Value ($ par)	Shares	Value ($ par)	Shares	Value ($ par)					
Balance as of December 31, 2022	-	-	-	-	8,350,000	835	3,168,057	317	367,252	(7,597)	-	(6,982,634)	(6,621,827)
Stock repurchases	-	-	-	-	-	-	(80,214)	(8)	-	(794)	-	-	(802)
Vesting of warrants	-	-	-	-	-	-	-	-	91,901	-	-	-	91,901
Vesting of options	-	-	-	-	-	-	-	-	129,858	-	-	-	129,858
Net income	-	-	-	-	-	-	-	-	-	-	-	9,315,622	9,315,622
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	57,028	-	57,028
Balance as of December 31, 2023	-	$ -	-	$ -	8,350,000	$ 835	3,087,843	$ 309	$ 589,011	$ (8,391)	$ 57,028	$ 2,332,988	$ 2,971,779
Issuance of Preferred Stock	11,288,770	1,129	141,010	14	-	-	-	-	13,494,129	-	-	-	13,495,272
Stock repurchases	-	-	-	-	-	-	-	-	-	-	-	-	-
Vesting of warrants	-	-	-	-	-	-	-	-	-	-	-	-	-
Vesting of options	-	-	-	-	-	-	-	-	121,839	-	-	-	121,839
Net income	-	-	-	-	-	-	-	-	-	-	-	(2,359,583)	(2,359,583)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	(67,594)	-	(67,594)
Balance as of December 31, 2024	11,288,770	1,129	141,010	14	8,350,000	835	3,087,843	309	14,204,978	(8,391)	(10,567)	(26,595)	14,161,713

The accompanying footnotes are an integral part of these financial statements.

AJNA BioSciences PBC
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (2,359,583)	$ 9,315,622
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation and amortization	459,962	454,933
Contribution to joint venture	-	(11,000,000)
Right of use assets and lease liabilities	8,335	9,458
Accrued interest	(953,458)	471,338
Deferred tax liabilities	963,548	-
Conversion of convertible notes	(8,070,000)	-
Currency translation adjustment change	(67,594)	57,028
Stock based compensation	121,839	221,759
Changes in operating assets and liabilities:		
Reimbursement receivable	-	415,364
Prepaids	21,620	(26,395)
Other current assets	(3,462)	(23,368)
Other noncurrent assets	-	52
Accounts payable	99,284	(82,879)
Accrued expenses	20,370	88,231
Income taxes payable	(8,851)	8,851
Deferred revenue	(207,479)	207,479
Net cash provided by (used in) operating activities	**(9,975,469)**	**117,472**
Cash Flows from Investing Activities		
Purchase of property and equipment	(417,228)	(69,512)
Investment in convertible debt	(2,159,193)	-
Net cash used in investing activities	**(2,576,420)**	**(69,512)**
Cash Flows from Financing Activities		
Receipts on notes payable net of repayments	-	405,011
Issuance of preferred stock	13,495,272	-
Purchase of treasury stock	-	(802)
Net cash used in financing activities	**13,495,272**	**404,209**
Net change in cash and cash equivalents	**943,382**	**452,169**
Cash and cash equivalents at beginning of year	984,297	532,128
Cash and cash equivalents at end of year	**$ 1,927,679**	**$ 984,297**
Supplemental information		
Interest paid	$ -	$ 39,897
Income taxes paid	$ -	$ 30,000

The accompanying footnotes are an integral part of these financial statements.

AJNA BioSciences PBC
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Unaudited)

Note 1 – Organization and Nature of Business

AJNA BioSciences PBC, a Delaware Public Benefit Corporation ("AJNA" or the "Company"), was formed on April 21, 2021, as a botanical drug development company. The specific public benefit to be promoted by AJNA shall include creating botanical and pharmaceutical products that combine modern science with the wisdom of nature, empowering individuals with greater diversity of options, in order to enhance quality of life. The Company is currently engaged in the development of a psilocybin-based drug to be targeted at a depression condition and a CBD-based drug for a related party. The Company currently has no FDA approved products for commercial sale and is considered in a pre-revenue stage.

The Company has been granted licenses from the Federal Drug Enforcement Agency (the "DEA") to conduct analytical and manufacturing activities on schedule 1 substances, namely psilocybin. The Company conducts its research and development activities in its state-of-the-art, DEA compliant secure laboratory in Denver, Colorado.

On May 10, 2023, the Company formed a wholly-owned Australian subsidiary company, AJNA Australia Pty Ltd. ("AJNA Australia") with a capital contribution of $70. AJNA Australia was created to sponsor clinical trials in Australia. On December 31, 2024, the Company transferred its 100% ownership in AJNA Australia to DeFloria, Inc, a related party joint venture company, as a capital contribution. The 2024 income statement accounts of AJNA Australia are included in these consolidated financial statements. All intercompany transactions have been eliminated.

Joint Venture Investment

On April 6, 2023, the Company invested in a joint venture company, DeFloria LLC ("DeFloria") with Charlotte's Web, Inc. (CW) and BT DE Investments, Inc. ("BDI"), a subsidiary of British American Tobacco PLC. The entity was established to pursue FDA approval for a botanical drug to target a neurological condition. AJNA contributed to DeFloria a pre-Investigational New Drug (pre-IND) package consisting of prior research and development work and communications with the FDA. Concurrent with the formation of the DeFloria joint venture, AJNA entered into a Master Services Agreement ("MSA") with DeFloria. (See Note 8). On December 31, 2024, DeFloria converted from a limited liability company to a c-corporation. After the c-corporation conversion, AJNA's ownership and voting percentages remained unchanged with AJNA holding 3,980,000 common shares with a 39.8% voting interest.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of AJNA BioSciences PBC and its wholly-owned subsidiary, AJNA Australia Pty Ltd. for the years presented. All intercompany transactions have been eliminated. Certain amounts in the 2023 consolidated financial statements have been reclassified to conform with the current year presentation. The reclassifications had no effect on net loss or stockholders' equity.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AJNA BioSciences PBC
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Unaudited)

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2024 and 2023, the Company had money market account balances of $1,850,065 and $721,747, respectively, which are classified as cash equivalents.

The Company has cash deposited with financial institutions which at times may exceed the federal insurance limits of $250,000. The Company has not experienced any losses in connection to the amounts in excess of the federally insured limits.

Prepaid Expenses

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Other Current Assets

Other current assets consist of tax refunds from government agencies and intercompany reimbursements expected to be received expected to be received within 90 days.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method over the estimated economic useful lives of the assets, generally between three to seven years.

Investment in Unconsolidated Entities

The Company has a variable interest in the investment in DeFloria; however, the Company is not the primary beneficiary of DeFloria as it lacks the power to direct DeFloria's key activities. The Company concluded that the investment in DeFloria should not be consolidated. In accordance with ASC 825-10, equity method investments are eligible for the fair value option as they represent recognized financial assets. As the Company is not required to consolidate the investment and does not meet any of the other scope exceptions, the Company has the ability to adopt the fair value option for the investment at inception. The investment is remeasured at fair value at each reporting date, with changes recognized in consolidated statements of operations, as changes in fair value of financial instruments for the period. See Note 3.

Long-Lived Assets

Management periodically reviews long-lived assets, consisting primarily of property and equipment with finite lives, for impairment. In analyzing potential impairment, management uses projections of future undiscounted cash flows from the assets. These projections are based primarily on management's view of growth rates for the related business and anticipated future economic conditions. If the undiscounted cash flows indicate impairment, management would estimate fair value. Estimate fair values would consider appropriate discounts of the cash flows for risk or other estimates of fair value. Management believes that these estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. There was no impairment of long-lived assets with definite lives in 2024 and 2023.

AJNA BioSciences PBC
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Unaudited)

Leases

The Company determines if an arrangement contains a lease at inception based on whether there is an identified asset and whether the Company controls the use of the identified asset throughout the period of use. Arrangements containing leases are classified as either finance or operating. The Company does not have any finance leases. For operating leases, right-of-use ("ROU") assets are recognized at the lease commencement date and represent the Company's right to use an underlying asset for the lease term. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the remaining lease term.

Present value of lease payments are discounted based on the Company's incremental borrowing rate, as the Company's operating leases generally do not provide an implicit rate. The estimated incremental borrowing rate is based on the information available at the lease commencement date for collateralized borrowings with a similar term, an amount equal to the lease payments and in a similar economic environment where the leased asset is located. The collateralized borrowings were based on the Company's credit rating corroborated with market credit metrics like debt level and interest coverage.

Options to renew or terminate the lease are recognized as part of the Company's ROU assets and lease liabilities when it is reasonably certain the options will be exercised. ROU assets are also assessed for impairments consistent with the Company's long-lived asset policy.

Operating lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. Variable lease payments for real estate taxes, insurance, maintenance, and utilities, which are generally based on the Company's pro rata share of the total property, are not included in the measurement of the ROU assets or lease liabilities and are expensed as incurred.

Operating leases are presented separately as operating lease right-of-use assets, net and lease obligations, current and non-current, in the accompanying consolidated balance sheets. Leases with an initial term of 12 months or less, that do not include an option to purchase the underlying asset that are reasonably certain to exercise, are not recorded on the consolidated balance sheets.

Security Deposits

The Company has paid security deposits in total of $15,869 as of December 31, 2024 and 2023, for office space leased and utilities. These deposits are refundable to the Company upon expiration of the lease or discontinuation of the utility services. These security deposits are included in other noncurrent assets.

Compensated Absences

The Company's policy is to recognize costs for sick time and personal time off when paid. As such no accrual has been made in the accompanying financial statements.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:

i. Identification of the promised goods in the contract;
ii. Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
iii. Measurement of the transaction price, including the constraint of variable consideration;
iv. Allocation of the transaction price of the performance obligations; and
v. Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied.

The Company is pre-revenue with respect to trade customers. See Note 8 for income from related party information.

Deferred revenues are related party payments received in advance of performance obligations being met. Deferred revenues are expected to be earned within the next 12 months and therefore recorded as a current liability on the accompanying consolidated balance sheets.

Advertising

The Company expenses advertising costs as incurred. The Company had no paid advertising costs in 2024 and 2023.

Stock Based Compensation

The Company accounts for compensation expense for share-based option awards to employees, non-employee directors, and other non-employees based on the estimated grant date fair value of the options on a straight-line basis over the requisite service period, which is the vesting period for stock options. The fair value of stock options are estimated using the Black-Scholes option pricing model, which requires assumptions and judgments regarding stock price, volatility, risk-free interest rates, dividend yields, and expected option terms. The Company engaged a third-party valuation specialist to estimate the grant-date fair value of its stock options. Share-based compensation is recognized net of actual forfeitures when they occur. All share-based compensation costs are recorded in the consolidated statements of operations in selling, general and administrative expense.

Income Taxes

The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. At December 31, 2023, the Company recorded a valuation allowance equal to the balance of the deferred tax assets.

AJNA BioSciences PBC
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Unaudited)

Note 3 – Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities; unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities

Level 3—Unobservable inputs that are supported by little or no market data for the related assets or liabilities

The categorization of a financial instrument within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's financial instruments include other receivables, accounts payable and other current assets and liabilities, and investment in unconsolidated entity.

At December 31, 2024 and 2023, the carrying amounts of other receivables, accounts payable and other current assets and liabilities approximated fair values because of their short-term nature.

The following table sets forth the Company's financial instruments that were measured at fair value on a recurring basis at December 31, 2024, by level within the fair value hierarchy:

December 31, 2024

	Level 1	Level 2	Level 3	Total
Investment in unconsolidated entity	$ -	$ -	$ 13,159,208	$ 13,159,208

There were no transfers between levels of the hierarchy during the years ended December 31, 2024 and December 31, 2023.

Investment in Non-Consolidated Entity

As the Company is not required to consolidate the investment and does not meet any of the other scope exceptions, the Company had the ability to adopt the fair value option for the investment at inception. Upon formation of the entity, the Company elected the fair value option because it allowed the investment to be valued based on current market conditions. As such, the investment has been remeasured at fair value at each reporting date, with changes recognized in consolidated statements of operations as changes in fair value of financial instruments for the period.

The Company's contribution to DeFloria was a pre-IND package that was independently determined to have a fair value of $11,000,000. For the year ended December 31, 2024, no change in fair value was noted related to the investment in DeFloria within the consolidated balance sheets.

On May 24, 2024, immediately following the issuance of preferred stock (see Note 7), the Company invested $2 million in DeFloria in the form of an unsecured convertible note (the "Note"). The Note is convertible into preferred shares of DeFloria upon a Qualified Financing (as defined in the Note), carries an interest rate of the Bank of England prime rate plus 8%, and matures on or after May 31, 2026 upon notice of a majority of the noteholders.

The use of assumptions for the fair value determination includes a high degree of subjectivity and judgment using unobservable inputs (level 3 on the fair value hierarchy), which results in estimation uncertainty. To determine the value of the investment, the Company elected to perform the optional qualitative assessment to determine if it is more likely than not that the fair value of the asset is less than its carrying amount. The Company believes that, taken as a whole, based on a review of the qualitative assessment factors it is not more likely than not that the investment in unconsolidated subsidiary assets fair value is less than the carrying value at December 31, 2024.

Note 4 – Related Party Transactions

On April 6, 2023, the Company:

- jointly formed an entity, DeFloria, with CW and BDI. (See Note 1);

- entered into an 8% interest bearing unsecured promissory note with DeFloria in the amount of $715,000 to be used by the Company for capital expenditures and working capital purposes. (See Note 5);

- and DeFloria entered into a Master Services Agreement in which the Company is reimbursed for the provision of research and development and general and administrative services to DeFloria. (See Note 8);

- and On May 24, 2024, the Company invested $2,000,000 in DeFloria in the form of an unsecured convertible note (the "Note"). (See Note 3).

Cofounders of the Company hold convertible notes payable totaling $3,000,000 plus accrued interest of $360,000 and $180,000 as of December 31, 2024 and 2023, respectively. These notes were converted to equity in May 2024. (See Note 7 for regarding conversion of these convertible notes).

Note 5 – Related Party Notes Payable

On August 1, 2022, the Company entered into a promissory note agreement for $120,000 with a related party. The note is payable in full including accrued interest on August 1, 2023. The note bears an interest rate of 3.0% per annum. During 2023, the note and accrued interest were paid in full.

On August 1, 2022, the Company entered into a promissory note agreement for $40,000 with a related party. The note is payable in full including accrued interest on August 1, 2023. The note bears an interest rate of 3.0% per annum. During 2023, the note and accrued interest were paid in full.

On September 12, 2022, the Company entered into a promissory note agreement for $150,000 with a related party. The note is payable in full including accrued interest on September 12, 2023. The note bears an interest rate of 3.0% per annum. During 2023, the note and accrued interest were paid in full.

AJNA BioSciences PBC
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Unaudited)

On April 6, 2023, the Company entered into a promissory note agreement with DeFloria LLC for a total borrowing amount of $715,011. The note is payable in full including all interest accrued on April 1, 2026. The note bears an interest rate of 8.0% per annum. As of December 31, 2024 and 2023, the outstanding principal balance was $715,011 with accrued interest of $80,985 and 23,628, respectively.

Future principal repayments are as follows:

For the Years Ending December 31,	
2025	$ -
2026	715,011
2027 and thereafter	-

Note 6 – Convertible Notes Payable

2021 Convertible Notes

In September and October 2021, the Company issued unsecured convertible notes totaling $6,870,000 (the "2021 Notes"), of which, $3,000,000 was in lieu of repayment of certain related party notes payable and $3,870,000 were new investment funds received. The accrued interest on the related party notes totaling $32,934 was not converted but was paid in full in June 2023.

The 2021 Notes accrued interest on the outstanding principal balance at a rate of 6.0% per annum and are convertible into Class A common stock. and mature on or after August 1, 2024 (the "Maturity Date"). The 2021 Notes will rank pari-passu in right of payment with respect to each other, and all payment to each of the noteholders will be made pro rata among those noteholders to whom amounts are then payable based upon the aggregate outstanding principal amount of such notes immediately before any such payment. The 2021 Notes are subordinated in priority to pre- existing indebtedness and other obligations as of the date of the 2021 Notes and to future third party credit agreements.

It is the intent of the Company that the principal and unpaid accrued interest on each note will convert into shares of Class A common stock at a conversion price that represents a 20% discount to the issue price of such shares of Class A common stock issued upon completion of a Liquidity Event or Qualified Financing (as defined in the Convertible Note Agreement) before the Maturity Date.

As of December 31, 2023, the outstanding principal balance on 2021 Notes was $6,870,000 with accrued interest of $927,455. The 2021 Notes were subsequently converted to series seed preferred shares of the Company in May 2024. (See Note 7).

2022 Convertible Notes

In October 2022, the Company issued unsecured convertible notes totaling $1,200,000 (the "2022 Notes"). The 2022 Notes accrue interest on the outstanding principal balance thereof at a rate of 6.0% per annum. All unpaid interest and principal shall be due and payable upon request of a majority of the 2022 Note holders on or after August 1, 2024 (the "Maturity Date").

It is the intent of the Company that the principal and unpaid accrued interest on each note will convert into shares of Class A common stock at a conversion price that represents a 10% discount to the issue price of such shares of Class A common stock issued upon completion of a Liquidity Event or Qualified Financing (as defined in the Convertible Note Agreement) before the Maturity Date.

As of December 31, 2023, the outstanding principal balance on the 2022 Notes was $1,200,000 with accrued interest of $85,463. The 2022 Notes were subsequently converted to series seed preferred shares in May 2024. (See Note 7).

AJNA BioSciences PBC
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Unaudited)

Note 7 – Stockholders' Equity

Authorized Shares
On June 27, 2024, the Company's Board of Directors and a majority of the shareholders approved increasing the total number of all classes of stock that the company has the authority to issue to be 41,184,153. This resulted in an increase in the number of authorized shares of Class A Common Stock to 19,027,774; increased the number of authorized shares of Preferred Stock to 13,806,379 and designated 12,077,074 as Series Seed Preferred Stock (the "Series Seed Preferred Stock"); and 1,729,305 shares as "Series Seed-1 Preferred Stock" (the "Series Seed-1 Preferred Stock").

At December 31, 2024 and 2023, the Company's authorized, issued and outstanding shares by class are as follows:

December 31, 2024

Share Class	Authorized	Issued	Outstanding
Class A Common Stock	19,027,774	3,087,843	3,087,843
Class B Common Stock	8,350,000	8,350,000	8,350,000
Series Seed Preferred Stock	12,077,074	11,288,770	11,288,770
Series Seed-1 Preferred Stock	1,729,305	141,010	141,010
Total	41,184,153	22,867,623	22,867,623

December 31, 2023

Share Class	Authorized	Issued	Outstanding
Class A Common Stock	6,500,000	3,087,843	3,087,843
Class B Common Stock	8,500,000	8,350,000	8,350,000
Total	15,000,000	11,437,843	11,437,843

Voting
The holders of Class A Common stock are entitled to one vote for each share of common stock held and the holders of the Class B Common Stock are entitled to five votes for each share of common stock held. Holders of Series Seed and Series Seed-1 Preferred Stock are entitled to votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock are convertible. At December 31, 2024 and 2023, the preferred stock voted at 1:1 for common stock. Voting includes the election of directors and all matters submitted to a vote of stockholders and at all meetings of stockholders.

Preferred Stock
The Preferred Stock has a preference in any voluntary or involuntary liquidation, dissolution, or winding up of the Company. Preferred Stock votes equal to the number of whole shares of Class A Common Stock into which the shares of Preferred Stock are convertible. Preferred Stock participates in all dividends declared on Common Stock.

Treasury Stock
During 2023, 80,214 shares of Class A common stock was repurchased for $802. There were no repurchases made in 2024.

Series Seed Capital Raise
On April 30, 2024, the Company completed the initial phase of its Series Seed Preferred Stock capital raise. The Company received commitments from twenty-two investors to purchase 1,155,087 shares of preferred stock for $1,500,000. The Company closed on this series seed preferred stock purchase on May 24, 2024.

On April 26, 2024, the Company issued a convertible promissory note with an investor for a principal amount of $500,000. The note bears an interest rate of 8.0% per annum and matures on April 26, 2025. Upon maturity the noteholder may elect to be paid the outstanding principal and accrued interest in cash or convert the outstanding principal and accrued interest to shares of the Company's series seed preferred stock at a conversion price of $1.3697. On December 31, 2024, the investor agreed to convert the note outstanding principal and accrued interest of $40,000 through the maturity date in exchange for 433,671 series seed preferred stock shares.

On May 15, 2024, concurrent with the aforementioned Series Seed fundraising, the Company received elections from 100% of the 2021 Note and 2022 Note holders (collectively the "Noteholders") to convert the then outstanding principal plus accrued interest total amount of $9.3 million. To incentivize the Noteholders to elect to convert their notes early, the Company offered to convert the notes to series seed preferred shares in lieu of class A common shares at the same discount terms as stated in the notes. The discounts were applied to the $1.3697 purchase price effective for the Series Seed preferred shares purchased above on April 30, 2024. The total series seed preferred shares issued in the notes conversion was 8,331,574. The Company closed on the note conversions on May 28, 2024.

On June 20, 2024, the Company filed with the SEC to conduct a community funding campaign under Regulation CF. All the community funding investment was aggregated into two SPV's, one for investors purchasing series seed preferred stock totaling 722,313 shares and one for investors purchasing series seed-1 preferred stock totaling 141,010 shares. The Company raised $1.16 million to use for further investment in its botanical drug development work, capital expenditures and general corporate purposes.

Stock-Based Compensation

Equity Incentive Plan

The Company has an Equity Incentive Plan which provides for the issuance of shares of Class A common stock for the purposes of offering incentive stock options and restricted stock awards. Effective May 24, 2024, the Company increased the authorized shares for the Equity Incentive Plan from 1,400,000 to 2,000,000 by adding an additional 600,000 shares. Options become exercisable over various vesting periods depending on the nature of the grant, not to exceed three (3) years from the date of grant. The options expire at the earlier of five (5) or ten (10) years from the date the option was granted or the optionee's termination. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises. Forfeitures totaling 5,000 shares occurred in 2024 and there were no forfeitures in 2023. There were no option exercises in 2024 or 2023.

AJNA BioSciences PBC
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Unaudited)

The following is an analysis of options issued and outstanding to purchase shares of the Company's Class A common stock as of December 31, 2024 and 2023:

As of December 31, 2024	Options		Weighted Average Exercise Price
Options outstanding, beginning of year	619,500	$	0.35
Granted	-	$	0.35
Exercised	-	$	-
Expired/Terminated	(5,000)	$	0.35
Options outstanding, end of year	614,500	$	0.35

	Total Options		Weighted Average Exercise Price
Nonvested options			
Total non-vested options outstanding, beginning of year	133,333	$	0.35
Granted	50,000		$ 0.35
Vested	(83,333)	$	0.35
Forfeited	-	$	-
Total non-vested options outstanding, end of year	100,000	$	0.35

The following is an analysis of options issued and outstanding to purchase shares of the Company's common stock as of December 31, 2023:

As of December 31, 2023	Options		Weighted Average Exercise Price
Options outstanding, beginning of year	569,500	$	-
Granted	50,000	$	0.35
Exercised	-	$	-
Expired/Terminated	-	$	-
Options outstanding, end of year	619,500	$	0.35

	Options		Exercise Price
Nonvested Options			
Total non-vested options outstanding, beginning of year	220,000	$	-
Granted	-	$	0.35
Vested	(86,667)	$	0.35
Forfeited	-	$	-
Total non-vested options outstanding, end of year	133,333	$	0.35

The total calculated value of stock options granted as of December 31, 2024 and 2023 was $216,825 and $216,825, respectively. Stock based compensation recognized for the stock options for the years ended December 31, 2024 and 2023 was $26,930 and $30,822, respectively.

Stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested stock option compensation as of December 31, 2024 and 2023 was $35,000 and $63,681, respectively.

AJNA BioSciences PBC
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Unaudited)

In November 2022, the Company issued restricted stock awards totaling 731,500 shares of Class A common stock under the Company's Equity Incentive Plan. The shares vest ratably over a 36-month period. Total calculated value of the restricted stock awards under the Company's Equity Incentive Plan as of December 31, 2024 and 2023 was $256,025. Stock based compensation recognized for the restricted stock award under the Equity Incentive Plan for the years ended December 31, 2024 and 2023 was $94,909 and $99,036, respectively. The fair value of unvested restricted stock compensation under the Equity Incentive Plan was $74,674 and $169,583 as of December 31, 2024 and 2023, respectively.

Note 8 - Income from Related Party

On April 6, 2023, simultaneous with the formation of the DeFloria joint venture and the Company's equity contribution to DeFloria, the Company entered into a Master Services Agreement with DeFloria (the "MSA"), in which the Company provides certain services to support DeFloria in connection with (i) identification and development of a new drug, (ii) the management of one or more new drug research and development and clinical studies, (iii) the day-to-day administrative operation of DeFloria and (iv) obtaining FDA approval of one or more new drugs (the "MSA Services"), in each case to the extent funding is contemplated under an approved budget.

The MSA and approved budget provided for payments to the Company for the MSA Services which are included in revenues as income from related party on the consolidated statements of operations. The payments are intended to reimburse the Company for actual costs incurred with no profit markup. In 2024 and 2023, the Company received payments totaling $3,060,000 and $5,181,500 for reimbursement of MSA service expenditures incurred of $3,267,480 and $4,558,657 and deferred revenue of -0- and $207,479, respectively.

Note 9 – Leases

The Company has an operating lease for office space. The original lease had a term of 3 years ending October 31, 2024. On July 31, 2024, the Company signed an extension for an additional 3 years with an effective date of November 1, 2024. There are two 3-year renewal options that the Company has not determined reasonably certain to execute at the lease inception. The Company has operating lease costs of $132,609 and $129,381 respectively for the years ended December 31, 2024 and 2023.

Future payment obligations with respect to the Company's operating lease existing at December 31, 2024, by year and in the aggregate, are as follows:

For the Years Ending December 31,	
2025	$ 123,637
2026	141,733
2027 and thereafter	132,722
Total future lease payments	398,092
Less: Interest	(49,213)
Present value of lease liabilities	$ 348,879

The Company's lease term has 34 months remaining at December 31, 2024. The discount rate used is 6.0%. As of December 31, 2024, the Company had no financing leases.

Note 10 – Income Taxes

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of assets and liabilities. A valuation allowance is established to reduce the deferred tax assets if it is more likely than not that a deferred tax assets will not be realized.

The components of income tax provision related to continuing operations are as follows at December 31, 2024 and 2023:

AJNA BioSciences PBC
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Unaudited)

		2024		2023
Current tax expense (benefit):				
Federal	$	(15,786)	$	21,051
State		(5,050)		17,800
	$	(20,836)	$	38,851
Deferred tax expense (benefit):				
Federal	$	813,052	$	-
State		150,496		-
	$	963,548	$	-
Total income tax expense	$	942,712	$	38,851

The components of net deferred tax assets and liabilities that have been presented in the Company's consolidated financial statements are as follows at December 31, 2024 and 2023:

		2024		2023
Deferred tax assets:				
Temporary book to tax differences	$	729,528	$	667,967
Federal R&D credits		111,927		11,955
Net operating loss		974,105		887,122
Total deferred income tax assets	$	1,815,560	$	1,567,044

		2024		2023
Deferred income tax liabilities				
Total deferred income tax liabilities	$	(2,779,112)	$	-
Less: valuation allowance		-		(1,567,044)
Net deferred income tax liabilities	$	(963,552)	$	-

The Company records a valuation allowance to reduce deferred tax assets, based on the weight of the available evidence, if it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for a valuation allowance, an assessment of all available evidence both positive and negative was required.

The Company has Federal net operating loss carryforwards at December 31, 2024 and 2023 of $3,969,177 and $3,624,012, respectively. The Federal net operating loss carryforwards have an indefinite life.

The Company has Federal research and development carryforwards as of December 31, 2024 and 2023 of $111,927 and 11,955, respectively. If the credit carryforwards are not utilized, they will begin to expire in 2042.

In accordance with the provisions of ASC 740: Income Taxes, the Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2024 and 2023, the Company has no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

AJNA BioSciences PBC
Notes to Consolidated Financial Statements
December 31, 2024 and 2023
(Unaudited)

Note 11 – Commitments and Contingencies

Commercial Matters

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company's financial condition, results of operations or liquidity.

Note 12 – Tax Incentive Rebates

The company's Australian subsidiary company, AJNA Australia, receives an R&D tax incentive rebate from the Australian government for certain research and development expenses incurred. In 2024 and 2023, the amount of rebate received was approximately $898,337 and $301,618, respectively, which is included in other income on the consolidated statements of income.

Note 13 – Subsequent Events

Date of Management's Review

The financial statements include management's evaluation and consideration of events and transactions that have occurred subsequent to the date of the financial statements through March 15, 2025, the date at which these financial statements were available to be issued. No material events have occurred since December 31, 2024, that require recognition or disclosure in the consolidated financial statements except as detailed below:

In February 2025, the Company engaged with StartEngine, an on-line community funding platform to conduct a Regulation CF fundraising campaign. The Company's goal is to raise funds for further investment in its botanical drug development work, capital expenditures and general corporate purposes.